M. ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

October 4, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:              Ms. Mara L. Ransom
Assistant Director

Re:	InterCloud Systems, Inc.
(Formerly Genesis Group Holdings, Inc.)
Registration Statement on Form S-1
File No. 333-185293

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), enclosed for filing with the Securities and Exchange Commission is Amendment No. 10 (“Amendment No. 10”) to the Registration Statement on Form S-1 (the “Form S-1”).  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form S-1.

We are filing Amendment No. 10 in order to revise the (i) anticipated gross offering proceeds to $5,000,000 and (ii) use of proceeds to reflect that the proceeds of the offering will be used for general working capital, and not to close the acquisition of IPC.

* * *

October 4, 2013

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 10 as promptly as practicable.  If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820 or Eric Hellige of this office at (212) 326-0846.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:           Mr. Mark Munro